Filed by Advisers Investment Trust pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12(b) under the Securities and Exchange Act of 1934, as amended.

Subject Company: Advisers Investment Trust (SEC. File No. 811-22538)

Recently a proxy statement was sent to you concerning a position that you hold in one or more of the JOHCM Funds. Your shares in the JOHCM Funds may have been purchased directly, or via an existing relationship that you have through a Financial Intermediary (Broker, Financial Advisor, Registered Investment Advisor or Consultant). Currently, the JOHCM Funds are part of Advisers Investment Trust ("AIT") which is a series trust through which various investment managers, including J O Hambro Capital Management Limited ("JOH Ltd."), are able to offer open-end mutual funds to investors, including through a Financial Intermediary. On December 10, 2020, the Board of Trustees of AIT approved the reorganization of each current JOHCM Fund (each a "Target Fund") into a corresponding series (each an "Acquiring Fund") of JOHCM Funds Trust ("JFT")(each, a "Reorganization"). Each Acquiring Fund has an identical or substantially identical investment objective and substantially similar investment strategies and policies to those of its corresponding Target Fund. The Reorganizations will shift primary management oversight responsibility for each Target Fund from JOH Ltd., the current investment adviser to each Target Fund, to JOHCM (USA) Inc. ("JOHCM USA" and together with JOH Ltd., the "JOHCM Group"). JOHCM USA is a wholly-owned subsidiary of, and part of the same globally integrated investment organization as, JOH Ltd.

The Reorganizations are not expected to result in any changes to the day-to-day management of any of the Target Funds. Each Target Fund's existing portfolio management team will serve as portfolio managers for the corresponding Acquiring Fund. The proposed Reorganizations will result in each Target Fund being overseen by a different mutual fund board of trustees. With respect to the Target Funds' service providers, the Target Funds' custodian, administrator, transfer agent, and auditor will not change as a result of the Reorganizations. Additionally, the Acquiring Funds' distributor is an affiliate of the Target Funds' distributor. The proposed Reorganizations are not expected to result in any material changes to the availability of any fund on existing distribution platforms.

The JOHCM Group, the Board of Trustees of JFT and the Board of Trustees of AIT believe that the proposed Reorganizations will be beneficial to shareholders of the Target Funds. The various factors that were considered in reaching this determination are disclosed in the proxy statement and you should read the proxy statement carefully.

As a Target Fund shareholder, the proxy statement you received relates to a shareholder meeting to be held on June 2, 2021 at which shareholders will be asked to vote on the approval of an Agreement and Plan of Reorganization with respect to each Target Fund (the "Plan"). If the Plan is approved with respect to a Target Fund, it is anticipated that the related Reorganization for that Target Fund will occur on June 21, 2021.

As discussed in the proxy statement and related proxy card, you have various options for voting your shares. Specifically, you can:

1.MAIL your signed and voted proxy back in the postage paid envelope provided;

2.Vote ONLINE at vote.proxyonline.com using your proxy control number found on your proxy card;

3.Vote by PHONE when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line; and

4.Vote by PHONE with a live operator when you call toll-free 1-800-398-1247 Monday through Friday 9 a.m. to 10 p.m. Eastern time.

Thank you for being a valued shareholder! Please let me know if you have any questions concerning the proposed Reorganizations, the proxy statement or how to vote your shares.

For important information regarding the JOHCM Funds or the proposed Reorganizations, or to receive a free copy of the proxy statement, please by calling 866-260-9549 or 312-557-5913 or by writing to JOHCM Funds Trust, c/o The Northern Trust Company, P.O. Box 4766 Chicago, IL 60680-4766. The proxy statement will also be available for free on the SEC's website (www.sec.gov). Please read the proxy statement carefully when considering the Reorganizations.

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